40-33

AIM INVESTMENTS

811-03826
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 22 2006
WASH. D.C.
213

August 16, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP PLC, INVESCO Funds Group, Inc. and Raymond R. Cunningham, a copy of **Joint Status Report**, **Judge Motz's Memo to Counsel Re:** ***In re Mutual Funds Invest. Litig.:*** **ERISA Actions** and ***Wangberger v. Janus Captial Group, Inc., et al*** **Order** in *Miriam Calderon, individually and on behalf of all others similarly situated v. AMVESCAP PLC, et al.* and *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

06045055

Enclosures

PROCESSED
SEP 01 2006
THOMSON FINANCIAL

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\MDL\Corr\L-081606SEC.doc
081606 (1) vtt

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION This Document Relates To: In re Invesco 04-md-15864-01	MDL 1586 Case No. 04-MD-15864-01 (Judge J. Frederick Motz)

JOINT STATUS REPORT

Lead Plaintiff, the City of Chicago Deferred Compensation Plan, respectfully submits this joint report of the status of the consolidated Investor Class (*Lepera v. Invesco Funds Group, Inc., et al.,* Civil Action No. 04-md-00814-JFM), Fund Derivative (*Karlin v. Amvescap PLC, et al.*, 04-md-00819-JFM) and ERISA (*Calderon v. Amvescap PLC, et al.*, 04-md-00824-JFM) actions in the Invesco sub-track of MDL 1586. This report has been prepared by counsel for Lead Plaintiff ("Lead Counsel") and is submitted jointly on behalf of the parties in these actions. Although Lead Counsel has circulated this report to counsel for defendants and attempted to incorporate defendants' views when possible, defendants may submit additional remarks separately by August 14, 2006.

I. Relevant History And Status Of The Proceedings

On February 20, 2004, the Judicial Panel on Multidistrict Litigation ordered the transfer of "all mutual fund timing/late trading actions" to the District of Maryland for centralized pretrial proceedings, establishing MDL 1586, *In re Mutual Funds Investment Litigation.* After hearing from the parties on organizational matters, the Court entered Case Management Order No. 1 on May 25, 2004, which established the various fund family sub-tracks and formally appointed lead and liaison counsel therein.

Plaintiffs filed their consolidated complaints on September 29, 2004, after conducting extensive additional investigations, including securing valuable cooperation and information from a confidential witness with direct, personal knowledge of the alleged market timing and late trading scheme across the various MDL 1586 sub-tracks.

Beginning in February 2005, defendants filed various omnibus and individual motions to dismiss plaintiffs' consolidated complaints. Plaintiffs opposed defendants' motions to dismiss, and the issues raised by defendants' motions were fully briefed by mid-May, 2005. Thereafter, on June 16-17, 2005, the Court heard from the parties on defendants' motions to dismiss.

On August 25, 2005, the Court issued Investor Class and Fund Derivative opinions in the *Janus* sub-track, which denied in part and granted in part defendants' motions to dismiss. Then, on November 3, 2005, the Court issued "letter rulings" in the Investor Class and Fund Derivative cases in the Invesco sub-track, which followed the *Janus* opinions and instructed counsel to fashion appropriate orders implementing these letter rulings. Over the next several months, the parties submitted competing proposed orders accompanied by extensive letter briefing. On March 1, 2006, the Court entered Orders in the Investor Class and Fund Derivative actions that deny in part and grant in part defendants' motions to dismiss, clearing the way for discovery to commence.[1] These

---

[1] On May 31, 2006, the sole issue on which the Court had deferred ruling in its November 3, 2005 letter ruling was resolved when the Invesco Fund Defendants withdrew their motion to dismiss Lead Plaintiff's Securities Exchange Act of 1934 claims against certain Invesco Fund Defendants (the so-called "AIM" defendants) in response to Lead Plaintiffs' clarification that their claims related solely to alleged activity in Invesco-advised mutual funds, as set forth in a letter to the Court from the Invesco Fund Defendants. *See* Correspondence from Maeve O'Connor to the Court dated May 31, 2006 [04-md-15864 Docket No. 730-1].

orders were subsequently amended to conform with the Court's May 30, 2006 ruling on the viability of Section 48(a) control person claims under the Investment Company Act of 1940. *See* 04-md-15864 Docket No. 736 (June 13, 2006) (the "Investor Class Order"); 04-md-15864 Docket Nos. 676 (March 1, 2006) (the "Fund Derivative Order"), and 04-md-15863 2070 (June 14, 2006) (dismissing Investment Company Act § 48(a) claim). The Court also entered an order denying in part and granting in part defendants' motion to dismiss the ERISA action on April 4, 2006. *See* 04-md-15864 Docket No. 708 (April 4, 2006). On June 13, 2006, the Court granted Fund Derivative Plaintiffs' unopposed motion for leave to file a Second Consolidated Amended Fund Derivative Complaint. *See* 04-md-15864 Docket Nos. 737 and 738 (June 13, 2006).

The Invesco Fund Defendants,[2] Bear Stearns Securities Corp. and Bear Stearns & Co., Inc. (collectively, "Bear Stearns"), and Banc of America Securities, LLC have filed answers to the Investor Class complaint.[3] In the Investor Class action, the proceedings are stayed against the Canary defendants in contemplation of settlement; the proceedings against Theodore Sihpol are also stayed, by Court order dated March 3, 2005. *See* Investor Class Order at ¶4.

II. <u>Open Motions</u>

There are no open motions.

---

[2] The Fund Defendants that answered the Investor Class complaint are: AIM Advisors, Inc.; AIM Distributors, Inc.; AIM Investment Services, Inc.; AMVESCAP PLC; INVESCO Asset Management, Ltd.; INVESCO Distributors, Inc.; INVESCO Funds Group, Inc.; INVESCO Global Asset Management (N.A.); INVESCO Institutional (N.A.), Inc.; Raymond R. Cunningham; Thomas A. Kolbe; Michael D. Legoski; Timothy J. Miller; and Mark H. Williamson.

[3] Certain defendants have not yet answered the Investor Class complaint, which Lead Counsel is pursuing on an individual basis.

III. Status Of Discovery

The Fund Defendants produced certain documents in response to the Court's March 7, 2005 Order, which partially lifted the PSLRA automatic stay. To date, the Fund Defendants have produced 53,454 pages of paper documents and 79 compact discs of electronic materials. Lead Plaintiff and Fund Derivative Plaintiffs propounded written discovery requests on June 22, 2006.[4] On July 25, 2006, the Invesco Fund Defendants served objections and responses to the requests. Plaintiffs intend to meet and confer with the Fund Defendants regarding their July 25, 2006 response to their recent discovery requests, and will seek relief from the Court as necessary and appropriate.

There has been no discovery in the ERISA action. In the absence of a formal scheduling order or the Court's authorization under L.R. 104.4, Lead Plaintiff has not served written discovery on Trader or Broker/Dealer defendants in the Investor Class action, but seeks the Court's permission to do so at this time.

IV. Status Of Settlement Discussions

The status of settlement negotiations or agreements with the Cross-Track Defendants[5] in this sub-track is discussed in the Status Report of Plaintiffs' Administrative Chair And Liaison Counsel Concerning Matters That Impact Multiple Tracks, filed August 10, 2006 (the "Administrative Chair Report"). The parties have

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[4] Consistent with the Court's *Janus* opinion, discovery related to plaintiffs' Investment Company Act Section 36(b) claim, asserted in the Investor Class action and in the Fund Derivative action, is supervised by Lead Plaintiff.

[5] "Cross-Track" defendants in the Investor Class action are Trader Defendant Canary (as defined in ¶4(a) of the Investor Class Order) and Broker/Dealer defendants Banc of America Securities, LLC, Theodore Sihpol, Bear Stearns, Security Trust Company, N.A. and Grant D. Seeger.

initiated preliminary settlement discussions, and these discussions may resume in the near future.

As discussed in the Administrative Chair Report, an important element of any settlement with the Invesco Fund Defendants will be obtaining the cooperation of the Invesco Independent Distribution Consultant ("IDC"), who was appointed approximately a year and a half ago, and has been grappling with many of the same issues plaintiffs must address in identifying injured investors, and distributing settlement funds to these investors in a manner that compensates them for their losses. The Invesco IDC was one of the last to be appointed and plaintiffs do not know when his report will be released; nevertheless, plaintiffs are hopeful that coordination with the distribution process can be achieved, (assuming that settlement discussions with the Invesco Fund Defendants continue), so that we can avoid duplicative effort in devising a notice and distribution plan in connection with any settlement ultimately achieved.

Dated: August 10, 2006

BERNSTEIN LITOWITZ BERGER
& GROSSMANN LLP

/s/

ALAN SCHULMAN
ROBERT S. GANS
JERALD D. BIEN-WILLNER
12481 High Bluff Drive, Suite 300
San Diego, CA 92130
Tel: (858) 793-0070
Fax: (858) 793-0323

Lead Investor Class Counsel

Dated: August 10, 2006

TYDINGS & ROSENBERG LLP

/s/

JOHN B. ISBISTER, Fed Bar No. 00639
100 East Pratt Street, 26th Floor
Baltimore, MD 21202
Tel: (410) 752-9700
Fax: (410) 727-5460

Liaison Counsel

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

CHAMBERS OF
J. FREDERICK MOTZ
UNITED STATES DISTRICT JUDGE

101 WEST LOMBARD STREET
BALTIMORE, MARYLAND 21201
(410) 962-0782
(410) 962-2698 FAX

August 15, 2006

Memo To Counsel Re: *In re Mutual Funds Invest. Litig.*:ERISA Actions
MDL-15863
MDL-15864

Dear Counsel:

I am today issuing an informal Opinion and Order in *Wangberger v. Janus Capital Group, Inc.*, JFM-05-2711, granting a motion to dismiss filed by the defendants on the ground that plaintiff, as a former participant in the ERISA plan whose fiduciaries he is suing, lacks standing.

I previously entered an order denying similar motions to dismiss filed by defendants in the following actions: *Calderon v. Amvescap PLC*, JFM-04-824; *Corbett v. Marsh & McLennan Cos.*, JFM-04-883; *Walker v. Massachusetts Fin. Servs. Co.*, JFM-04-1758; and *Zarate v. Bank One Corp.*, JFM-04-830. I understand that the only named plaintiffs in these actions are former participants. Accordingly, it appears to me to be clear that defendants are entitled to dismissal of these actions based upon my ruling in *Wangberger*. Because the issue seems clear, in order to prevent unnecessary briefing or correspondence, I will assume you agree that dismissal is appropriate unless I hear from any of you to the contrary on or before August 29, 2006. If I have not heard from you, I will enter an order of dismissal the following day.

Very truly yours,

/s/

J. Frederick Motz
United States District Judge

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

CHAMBERS OF
J. FREDERICK MOTZ
UNITED STATES DISTRICT JUDGE

101 WEST LOMBARD STREET
BALTIMORE, MARYLAND 21201
(410) 962-0782
(410) 962-2698 FAX

August 15, 2006

Memo To Counsel Re: *In re Mutual Funds Invest. Litig.* - MDL-15863
Craig Wangberger v. Janus Capital Group, Inc., et al.
Civil No. JFM-05-2711

Dear Counsel:

I have reviewed the memoranda submitted in connection with defendants' motion to dismiss and to strike the complaint. The motion will be treated as a motion to dismiss and, as such, will be granted.

As you know, on March 1, 2006, I denied similar motions to dismiss in four other cases: *Calderon v. Amvescap PLC*, JFM-04-824; *Corbett v. Marsh & McLennan Cos.*, JFM-04-883; *Walker v. Massachusetts Fin. Servs. Co.*, JFM-04-1758; and *Zarate v. Bank One Corp.*, JFM-04-830.[1] In denying the motions, I followed the decision in *In re Mutual Funds Invest. Litig.*, 403 F. Supp. 2d 434 (D. Md. 2005) ("*Strong*"). In *Strong* Judge Blake found that a former participant in an ERISA plan has standing under Section 502(a)(2) of ERISA, 29 U.S.C. §1132(a)(2), to assert a claim against Plan fiduciaries for adverse effects upon his retirement account caused by market timing activities permitted in certain mutual funds that the fiduciaries allegedly knew or should have know were not prudent investments. *Strong*, 403 F. Supp. 2d at 441-42.

---

[1] On the same date I also decided a motion to dismiss in *Walsh v. Marsh & McLennan Cos., Inc.*, JFM-04-888. However, that case does not present the same standing issue as *Wangberger* and the other four cases because plaintiff Walsh is a current participant in the ERISA plan.

Since the time that Judge Blake issued her opinion in *Strong*, numerous courts have found that former participants in an ERISA plan lack standing under circumstances similar to those presented here. *See Graden v. Conexant Sys., Inc.*, No. 05-0695, 2006 U.S. Dist. LEXIS 16176 at *8 (D.N.J. Mar. 31, 2006); *In re RCN Litig.*, No. 04-5068 (SRC), 2006 WL 753149 at *14 (D.N.J. Mar. 21, 2006); *Holtzscher v. Dynegy, Inc.*, No. Civ. A. H-05-3293, 2006 WL 626402 at *5 (S.D. Tex. Mar. 13, 2006); *Lalonde v. Textron*, C.A. No. 02-3348, 2006 WL 519671 at *5 (D.R.I. Mar. 1, 2006); *In re Admin. Comm. ERISA Litig.*, No. C03-3302 PJF, 2005 WL 3454126 at *5 (N.D. Cal. Dec. 16, 2005). Although I believe the question is a close one, I have concluded that these decisions are correct and that I erred in denying the motions to dismiss in *Calderon*, *Corbett*, *Walker*, and *Zarate*. Because the opinions in *Strong* and the cases cited above fully and clearly address the issues, I see no useful purpose in writing separately on them. Suffice it to say I find that the causes of action asserted in this action to be more in the nature of claims for damages than for payment of a vested benefit.[2]

I further note that while I previously expressed the view that deferral of final ruling on the standing question until the summary judgment stage might serve the interest of the orderly and expeditious resolution of this litigation, I have concluded that this view too was misplaced. ERISA plans that held the relevant mutual funds in their portfolios during the class periods are

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[2] My ruling granting defendants' motion to dismiss in this action should not be read as implying that former participants do not have standing to sue Plan fiduciaries or the Plan itself in the event that a Plan obtains a recovery in an investor class action (by judgment or settlement) and then chooses not to distribute a *pro rata* portion of the recovery to former participants whose retirement accounts held shares in the relevant mutual funds during the class period. If that were to occur, the focus of litigation instituted by a former Plan participant would be upon how to allocate a sum certain among various beneficiaries with conflicting claims, not upon determining the fiduciaries' asserted liability for making imprudent investments - and, in the event of a finding of liability - reducing to a set amount alleged investment losses of inherently inchoate value. These questions are quite different from one another, and former participants may have the right to assure that the Plan or its fiduciaries distribute to them, rather than giving to others or retaining for the Plan itself, benefits that in fairness and good conscience are due to them.

themselves members of putative investor classes, and plaintiffs' counsel in the investor class actions can adequately represent the Plans' claims for losses arising from the allegedly improper market timing activities.[3]

Despite the informal nature of this letter, it should be flagged as an opinion and docketed as an order.

Very truly yours,

/s/
J. Frederick Motz
United States District Judge

[3] I find unpersuasive defendant's alternative argument that the complaint should be dismissed because it was not authorized under this court's Case Management Order No. 1. If a former participant has standing to assert the claims on behalf of an ERISA plan, it clearly would be in the public interest to resolve particular issues pertaining to those claims as part of this MDL proceeding. The Case Management Order was not intended to suggest to the contrary.

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS	*	
INVESTMENT LITIGATION	*	MDL-15863
	*	
This document relates to:	*	
CRAIG WANGBERGER	*	
	*	
v.	*	Civil No. JFM-05-2711
	*	
JANUS CAPITAL GROUP, INC., ET AL.	*	

*****

ORDER

For the reasons stated in the accompanying memorandum to counsel, it is, this 15th day of August 2006

ORDERED

1. Defendants' motion to dismiss and strike plaintiff's unauthorized ERISA complaint is treated as one to dismiss and, as such, is granted; and
2. This action is dismissed.

/s/
J. Frederick Motz
United States District Judge